Exhibit 10

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: Vancouver@bdo.ca www.bdo.ca

Consent of Independent Registered Public Accounting Firm

Minefinders Corporation Ltd. Vancouver, Canada

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 5, 2008, relating to the consolidated financial statements of Minefinders Corporation Ltd. appearing in the Company’s Annual Report on Form 40-F for the year ended December 31, 2008.

We also consent to the incorporation by reference in the previously filed (March 18, 2003, December 17, 2003 and July 23, 2004) open registration statements on Form S-8 (SEC Nos. 333-103893, 333-111255, and 333-117611) and Form F-10 (SEC No. 333-138709 on November 29, 2006) of Minefinders Corporation Ltd. of our report dated March 5, 2008, relating to the consolidated financial statements appearing in the Company’s Annual Report on Form 40-F for the year ended December 31, 2008.

/s/ BDO Dunwoody LLP

Vancouver, Canada

March 10, 2009